[COMMUNITY BANKERS TRUST CORPORATION LETTERHEAD]

September 24, 2010

BY EDGAR TRANSMISSION

Michael Clampitt, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

File No. 001-32590

Dear Mr. Clampitt:

We have received the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your comment letter to Community Bankers Trust Corporation (the “Company”), dated July 28, 2010 (the “Second Follow-Up Comment Letter”), with respect to the filings referenced above. This letter responds to the comments set forth in the Second Follow-Up Comment Letter.

For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

The Company has been preparing revised drafts of each of the filings listed above, and the Company will officially transmit these filings, with opinions, signatures and exhibits, once the Staff and the Company have had the opportunity to resolve the comments that have been provided in the Second Follow-Up Comment Letter and two previous comment letters from the Staff.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality—non-covered assets, page 34

1.	We note from your disclosure that nonaccrual loans were $20.01 million and $4.53 million at December 31, 2009 and 2008. Please revise your future interim and annual filings to provide a more thorough and detailed discussion of any loans which are not currently disclosed in your nonperforming loans disclosure, but where known information about possible credit problems of borrowers causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which result in disclosure of such loans in your nonperforming loans disclosure. Refer to Item III.C.2 of Industry Guide 3 for additional guidance.

Response: The Company will revise its future interim and annual filings to provide a more thorough and detailed discussion of any loans that are not currently disclosed in its nonperforming loans disclosure, but where known information about possible credit problems of borrowers causes the Company to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and that result in disclosure of such loans in its nonperforming loans disclosure, as contemplated by the relevant provisions of Industry Guide 3. The Company believes that it has included appropriate disclosures along these lines in its interim and annual filings to date.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12. Borrowings, page 87

2.	We note from your disclosure on page 87 that short-term funding agreements include securities sold under an agreement to repurchase. Please tell us and revise your future filings to disclose the following:

a.	Your accounting policies related to securities sold under repurchase agreements.

b.	If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment.

c.	Quantify the amount sold at each balance sheet date and the average amount sold for the periods presented.

d.	How you calculated the average amount.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company advises the Staff that, during the periods covered by the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and at the present time, the Company did not, and does not, use short-term funding through securities sold under an agreement to repurchase. The Company will amend the 2009 Form 10-K to modify the language in Note 12 accordingly.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed May 28, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 23

3.	It appears that Mr. Simanson holds more than 1% of outstanding common shares. Please revise the table on page 24 as appropriate.

Response: The Company will revise the table on page 24 of the Company’s Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2009 (the “2009 Form 10-K/A”) to reflect that Mr. Simanson beneficially owns more than 1% of the outstanding shares of the Company’s common stock.

Item 13. Certain Relationships and Related Transactions, And Director Independence

Certain Relationships and Related Transactions, page 26

4.	It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to” the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

Response: As of the date of filing of the 2009 Form 10-K/A, there were outstanding loans to related parties above the threshold amount. The lender for such loans is Essex Bank, the Company’s wholly owned subsidiary, and such loans at that time were not disclosed as nonaccrual, past due, restructured or potential problems. Accordingly, as permitted by Instruction 4(c) to Item 404(a), the Company will revise the 2009 Form 10-K/A to include all three representations set forth in that Instruction to satisfy the relevant disclosure requirements.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Form 10-Q for the Quarter Ended March 31, 2010

Item 1. Financial Statements

Consolidated Statements of Financial Condition, page 3

5.	Please revise your future interim and annual filings to present the line item “Loans covered by FDIC shared-loss agreement” before the allowance for loan losses line item, and include a subtotal for “Total loans” similar to how you present total loans in Appendixes B, C and D of your response.

Response: The Company will revise its future interim and annual filings to present the line item “Loans covered by FDIC shared-loss agreement” before the allowance for loan losses line item and to include a subtotal for “Total loans” similar to how the Company presented total loans in Appendices B, C and D to its March 2010 letter in response to a previous comment letter from the Staff (collectively, the “Appendices”).

The Company included this presentation in its Quarterly Report on Form 10-Q for the period ended June 30, 2010.

6.	Please revise the line item description “Allowance for loan losses on non-covered loans” in your future interim and annual filings to reflect the fact that this amount represents the allowance for loan losses for all loans, regardless of whether they are covered or non-covered. Consider revising the description to read similar to the line item description you use on your balance sheets presented in Appendixes B, C and D of your response.

Response: The Company will revise the line item description “Allowance for loan losses on non-covered loans” in its future interim and annual filings to reflect the fact that this amount represents the allowance for loan losses for all loans, regardless of whether they are covered or non-covered, in a manner similar to the line item description in each of the Appendices.

The Company reflected this presentation in its Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Note 2. Securities, page 9

7.	We note your disclosure that as part of your impairment analysis you considered your “intent and ability” to hold underwater debt securities until maturity or recovery of value. Please revise your disclosure in future filings to assert whether you intend to sell or will be required to sell your underwater debt securities as required by ASC 320-10-35-34B.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company will revise the disclosure in its future filings to state that “the Company has the ability to, and believes it is more likely than not it will, hold these securities until they recover in value” as required by ASC 320-10-35-34B.

The Company included this disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Note 3. Loans Not Covered By FDIC Shared-Loss Agreement (Non-Covered Loans), page 11

8.	We note that you have total impaired non-covered loans of $78.5 million and $56.5 million versus total non-accrual non-covered loans of $28.7 million and $20.0 million at March 31, 2010 and December 31, 2009, respectively. We also note in your response to prior comment 13 from our letter dated January 15, 2010 that you identify certain loans as “watch/special mention” that are not considered impaired loans under your new internal loan risk rating system. Please tell us and revise your disclosures in future filings to address the following:

a.	Provide a more thorough discussion of the changes in your impaired non-covered loans balance from December 31, 2008 to December 31, 2009 and March 31, 2010, including the number and type of loans included in the balance, the specific reason(s) for the increase, and any remediation measures you have taken to collect on these loans.

b.	In the context of your accounting policy for impaired loans, tell us specifically why you do not believe your “watch/special mention” loans do not meet the definition of impaired loans.

c.	Explain how you determined your “watch/special mention” loans do not meet the definition of potential problem loans as defined under Item III.C.2 of Industry Guide 3. If you determine that, in fact, these loans do meet this definition, please revise your disclosures in future interim and annual filings to include a discussion on the nature and extent of these loans.

d.	Reconcile the difference between your impaired non-covered loans balance, your non-accrual non-covered loans balance and your “watch/special mention” loans balance. Specifically in your response, please relate your accounting policy for each of these loan categories to the difference in these balances.

Response: In response to the Staff’s comment, the Company provides the following information:

•

Watch/Special Mention Loans are currently protected but are potentially weak, including adverse trends in borrower’s operations, credit quality or financial strength. Those loans constitute an undue and unwarranted credit risk but not to

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

the point of justifying a substandard classification. The credit risk may be relatively minor yet constitute an unwarranted risk in light of the circumstances. This grade should not be used as a compromise between pass and substandard. Special mention loans have potential weaknesses that may, if not checked or corrected, weaken the loan or inadequately protect the Bank’s credit position at some future date.

Watch/special mention loans are not considered impaired because it is still probable that the Bank will collect the scheduled payments of principal and interest on the original contractual terms.

•

Substandard loans are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans rated Substandard, Doubtful and Loss are considered impaired since it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans consistently not meeting the repayment schedule should be downgraded to substandard.

Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. The weaknesses may include, but are not limited to:

•	High debt to worth ratios

•	Declining or negative earnings trends

•	Declining or inadequate liquidity

•	Improper loan structure

•	Questionable repayment sources

•	Lack of well-defined secondary repayment source, and

•	Unfavorable competitive comparisons.

Such loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. A possibility of loss of a portion of the loan balance cannot be ruled out. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

•

Doubtful loans have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are:

•	Injection of capital

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

•	Alternative financing

•	Liquidation of assets or the pledging of additional collateral.

The ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists.

Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

•

Loans classified as Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be effected in the future.

Probable Loss portions of Doubtful assets should be charged against the Reserve for Loan Losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of 30 days or calendar quarter-end.

During the second quarter of 2010, the Company took two steps that had a material impact on its Risk Grading methodology and its Risk Grade distributions. On April 1, 2010, the Company began grading its portfolio with a new Risk Grading system that will result in a more uniform process for how Risk Grades are assigned across the Company’s portfolio. In May 2010, the Company used an external firm to perform an extensive loan review, which closely examined 65% of the Company’s non-covered loan portfolio, including 89% of its acquisition, development and construction loans and 82% of all non-owner occupied commercial real estate loans. The purpose of this review was to further determine the level of credit risk in the portfolio. The review, along with a more conservative internal recognition of problem loans, contributed to the increase in the loans deemed “impaired.”

Due to the increase in its “impaired” and “nonperforming loans,” the Company has taken the following steps to increase the collectability of these loans:

•	Hired three additional resources and focused two other senior level bankers to collecting these loans

•	Enhanced its past due meetings and started monthly review of all loans rated Watch/Special Mention, Doubtful, or Loss

•	Centralized the management of its other real estate owned properties

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

The Company also plans to enhance its reporting of credit information in the fourth quarter of 2010. Detail on these enhancements is included in the response to Comment 14 below.

The Company represents that it will include in its future filings, as appropriate, the following items:

•

a more thorough discussion of any changes in its impaired non-covered loans balance from period to period, including the number and type of loans included in the balance, the specific reasons for the increase, and any remediation measures that it has taken to collect on these loans.

•

discussion with respect to the categories discussed above, in order to provide clear disclosure on the fact that its “watch/special mention” loans do not meet either the definition of impaired loans or the definition of potential problem loans; and

•	a reconciliation of the difference between its impaired non-covered loans balance, its non-accrual non-covered loans balance and its “watch/special mention” loans balance.

9.	Please revise your allowance for loan losses roll forward and allocation disclosures in future interim and annual filings to clearly show the effect the loss sharing agreement has on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

Response: The Company will revise its allowance for loan losses roll forward and allocation disclosures in future interim and annual filings to clearly show the effect that the shared-loss agreements has on its provision for loan losses. Specifically, the Company’s “Loans Covered by FDIC Shared-loss Agreement” note to its financial statements will include the allowance for loan losses roll forward related to the covered loan portfolio. The Company reflects the reimbursement from the FDIC as recoveries in the allowance for loan losses roll forward.

The Company included this disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2010.

10.	We note that commercial real estate loans have increased from $158.06 million at December 31, 2008 to $194.83 million and $209.91 million at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future interim and annual filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.	Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.

e.	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response: The Company started using a two-note structure for both Debt Restructures and Troubled Debt Restructures (TDR) in the third quarter of 2010. The Company classifies cases in which it restructures the loan and make concessions in modifying or renewing a loan that it would not normally consider as Troubled Debt Restructures. TDR “A” notes are structured to ensure compliance with credit policy, priced according to market, and have reasonable repayment terms. “A” notes also have demonstrated cash flow to service the debt and will remain in accrual status unless the original loan is in nonaccrual prior to the restructure. In these instances, “A” notes must satisfactorily pay six payments before they are returned to accrual status. TDR “B” notes are charged off upon restructuring. The Company ceases to report TDR “A” notes as TDRs after they have performed as agreed for 12 months after the restructure.

The Company estimates that it has approximately $10 million of non-covered TDR loans.

The Company represents that it will include discussion responsive to the comment above in its future interim and annual filings. The Company has been transitioning to a new chief credit officer and will supplementally provide the Staff with the proposed disclosure as soon as possible.

11.	We note your construction and land development portfolio for both covered and non-covered loans combined increased from $139.52 million at December 31, 2008 to $161.32 and $156.15 million at December 31, 2009 and March 31, 2010. We also note that it appears that this portfolio has a relatively high amount of credit risk. Please revise your future interim and annual filings to disclose the following information related to construction loans with interest reserves:

a.	Your policy for recognizing interest income on these loans.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

b.	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

c.	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

d.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

e.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

f.	Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Response: The Company will revise its future interim and annual filings to disclose the information requested with respect to its construction loans and interest reserves.

The Company notes that, at August 31, 2010, it had three loans totaling approximately $8.3 million where there were remaining interest reserves. Two of the loans totaling approximately $5.8 million will have no remaining interest reserves after the third quarter of 2010, and the Company expects that future interest payments will come from either the borrower or guarantors. One of the loans totaling $2.5 million has $318,000 in remaining interest reserves, and these amounts will be monitored and advanced per the Company’s policy and procedures. Each interest reserve account is monitored by the account officer, and, if appropriate, credit administration, to verify the viability of the project. If the Company determines that the project is no longer viable, the Company does not advance further interest reserves. The Company does not advance interest reserves to keep a loan from becoming nonperforming.

Note 6. Mergers and Acquisitions, page 14

12.	We note your disclosure on page 14 that you agreed to provide loan servicing to SFSB’s existing loan customers. It is unclear from your disclosures how you account for these servicing activities, including whether you have recognized a servicing asset or liability for the servicing rights as part of the acquisition. Please tell us and revise your future filings to include your accounting policy for the servicing of loans for others and the disclosures required by ASC 860-50-50.

Response: The Company notes that the disclosure regarding loan servicing provided to SFSB’s existing loan customers relates to the loans that the Company purchased and retained as part of the loan portfolio. The Company does not engage in any separate third-party servicing activities. Therefore, ASC 860-50-50 is not applicable. The Company represents that it will be clear with respect to this disclosure in future filings. The Company notes further that it included appropriate disclosure with respect to this item in its Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality - non-covered assets, page 34

13.	We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly from 140.72% at December 31, 2008 to 89.69% and 68.97% at December 31, 2009 and March 31, 2010. Please tell us and revise your future interim and annual filings to comprehensively bridge the gap between the increases in your nonperforming and impaired loans and the decrease in your allowance for loan losses as a percentage of nonperforming loans from December 31, 2008 to March 31, 2010. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

Response: The Company addressed this comment in its June 30, 2010 Form 10-Q, as follows:

Provision for Loan Losses

Management actively monitors the Company’s asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as historical credit loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the internal loan review function and other relevant factors. See Allowance for Loan Losses on Non-covered loans in the Critical Accounting Policies section above for further discussion.

Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Management also actively monitors its covered loan portfolio for impairment and necessary loan loss provisions. Provisions for covered loans may be necessary due to a change in expected cash flows or an increase in expected losses within a pool of loans.

The Company incurred $20.4 million in provision for loan losses for non-covered loans for the quarter ended June 30, 2010 and a $540,000 provision for the quarter ended June 30, 2009. The ratio of the allowance for loan losses to nonperforming non-covered loans was 93.0% at June 30, 2010 compared with 90.8% at December 31, 2009. The ratio of allowance for loan losses to total non-covered loans was 6.89% at June 30, 2010 compared with 3.14% at December 31, 2009. For the quarter ended June 30, 2010, net charge-offs were $1.4 million compared with net charge-offs of $102,000 for the quarter ended June 30, 2009.

The provision for loan losses for non-covered loans totalled $24.4 million for the six months ended June 30, 2010 versus $6.0 million for the same period in 2009. Through the first six months of 2010, the Company had net charge-offs on non-covered loans of $4.8 million versus $794,000 for the same period in 2009.

The increase to the loan loss reserves as a percentage of total non-covered loans during the first half of 2010 reflects economic conditions that have continued to show signs of deterioration for classified assets. The significant loan loss provision for the quarter was due primarily to the following:

1.	An increase in non-performing loans of $13.0 million since March 31, 2010, and $21.4 million since December 31, 2009.

2.	An increase in impaired loans of $46.7 million since March 31, 2010, and $68.7 million since December 31, 2009.

3.	A desire to further insulate from the economic downturn.

Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company’s internal risk rating system.

In addition, see the response to Comment 14 below for planned enhancements of nonperforming loans and impaired loan reporting.

The Company represents that it will include discussion responsive to the comment above in its future interim and annual filings. The Company has been transitioning to a new chief credit officer and will supplementally provide the Staff with the proposed disclosure as soon as possible.

14.

We note the continued deterioration in the credit quality of your construction and land development portfolio from December 31, 2008 to March 31, 2010. In addition, we note that eight credit relationships with commercial/residential land developers make up over 80% of your nonaccrual loans at March 31, 2010. Due to the

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

significance of this balance to total nonaccrual loans, please tell us and revise your disclosure in future interim and annual filings to address the following for each of your construction and land development credit relationships outstanding as each of period end;

a.	If the borrower is a commercial or residential land developer;

b.	The collateral securing the loan and its location;

c.	The stage of development for the project (i.e. not started, 50% completed, etc.);

d.	The amount of total credit exposure outstanding;

e.	The amount of allowance allocated to each credit relationship;

f.	The charge-offs for the loan during the period;

g.	The date and amount of last external appraisal obtained for the underlying collateral;

h.	If other evaluation procedures were used to determine the value for the loan please provide a detail discussion of those procedures; and

i.	Additional information supporting the allowance for loan loss for each credit.

Response: The Company notes that the majority of its non-covered nonperforming loans are to residential land developers in the Central Virginia market. Account officers track construction projects through loan status and action reports. Accounts that are either Watchlist or Classified credits are reviewed by senior management monthly to ensure that the Company is managing the account appropriately and, if appropriate, have set aside adequate reserves. The Company is making enhancements to its credit risk reporting and, by the fourth quarter of 2010, will include in its filings information for past due loans, impaired loans, non performing loans, and chargeoffs in compliance with ASC Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Accounting for Credit Losses.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

In addition, the Company will estimate the average appraisal date for its impaired and nonperforming loans, along with the method used to determine the impairment.

The Company represents that it will include the discussion set forth above in its future interim and annual filings. The Company has been transitioning to a new chief credit officer and will supplementally provide the Staff with the proposed disclosure as soon as possible.

Appendixes B, C and D

Note 2. Accounting Policies

15.	We note your disclosure that you restated certain amounts within each of your 2009 Form 10-Q’s. We also note that net income (loss) and earnings per share (EPS) for each of the quarters ended in FYE 2009 as presented in both Note 29 beginning on page 102 of your December 31, 2009 Form 10-K and here in your Appendixes differs from net income (loss) and EPS as originally presented in your Form 10-Q’s filed as of each quarter end date during 2009. Further, we note that net income and EPS presented in Note 29 of your December 31, 2009 Form 10-K does not agree with net income and EPS presented in Appendix B. Please tell us how you considered the guidance in ASC 250 in your determination to restate these amounts. In addition, if you determine these restatements were a result of an error in a prior period please revise your December 31, 2009 Form 10-K and March 31, 2010 Form 10-Q to provide the disclosures required by ASC 250-10-50-7 to 250-10-50-11.

Response: The Company notes that the net income (loss) and earnings per share (EPS) amounts presented in the 2009 Form 10-K are correct and the amounts to be presented for each quarter during 2009. Following the submission of its March 2010 letter in response to a previous comment letter from the Staff, the Company was notified by the Federal Deposit Insurance Corporation of an adjustment to the “day one accounting” acquisition settlement value, presented as “Gain on SFSB transaction” on the income statement. The Company had accordingly determined to reflect that adjustment in amendments to each of the three Quarterly Reports on Form 10-Q that it filed in 2009. The Company did not amend any of those filings at that time because they remained subject to outstanding comments with the Staff. The Company will amend each of filings to reflect the correct amounts, consistent with the amounts disclosed in the 2009 Form 10-K.

Note 4. Mergers and Acquisitions

16.	We note your response to prior comment 6 of our letter dated January 15, 2010. Please further revise Appendixes B, C and D of your response to reconcile the differences in the assets acquired of $362.29 million, the liabilities assumed of $348.92 million and gain of $20.3 million as disclosed in both your March 31, 2010 Form 10-Q and December 31, 2009 Form 10-K to the assets acquired of $358.2 million, the liabilities assumed of $347.5 million and the gain of $16.2 million as disclosed in each of these Appendixes B, C, and D. If you choose not to restate these amounts in your Appendixes, please provide the disclosures required by ASC 805-10-50-6 in these filings.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company will amend each of its Quarterly Reports of Form 10-Q during 2009 to restate the amounts noted in the comment above. The relevant disclosure will thus be as follows:

SFSB

Negative bid on SFSB transaction	$45,000

Adjustments to assets acquired and liabilities assumed:
Fair value adjustments:
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	(2,407)

Net assets acquired, pre-tax	20,255
Deferred tax liability	(6,886)

Net assets acquired, net of tax	$13,369

Fair value of assets acquired
Cash and cash equivalents	$54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC indemnification asset	84,584
Other assets	10,369

Fair value of assets acquired	$362,293

Fair value of liabilities assumed
Deposits	$302,756
FHLB advances	37,525
Deferred taxes	6,886
Other liabilities	1,757

Fair value of liabilities assumed	$348,924

Net assets acquired at fair value	$13,369

Note 6. Fair Value Measurements

17.	We note you include goodwill in your fair value of financial instruments disclosure in Appendix B, C and D of your response. Please revise your fair value measurements disclosure in each of these Appendixes to exclude goodwill as it does not meet the definition of a financial instrument in ASC 825-10-20.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company will amend each of its Quarterly Reports on Form 10-Q during 2009 to revise its fair value measurements disclosure to exclude goodwill. The relevant disclosure will thus be as follows:

	March 31, 2009
(dollars in thousands)	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$84,901	$85,135
Securities available for sale	190,513	190,513
Securities held to maturity	143,464	145,331
Equity securities	5,016	5,016
Loans held for sale	386	386
Loans, non covered, net	530,648	531,441
Loans covered by FDIC shared-loss agreement	189,270	189,270
FDIC indemnification asset	84,980	84,980
Accrued interest receivable	4,497	4,497

Financial liabilities:
Deposits	1,105,357	1,113,476
Borrowings	42,024	42,651
Accrued interest payable	3,851	3,851

	June 30, 2009
(dollars in thousands)	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$60,098	$60,137
Securities available for sale	178,923	178,923
Securities held to maturity	130,113	131,752
Equity securities	6,838	6,838
Loans held for sale	668	668
Loans, non covered, net	539,614	540,433
Loans covered by FDIC shared-loss agreement	178,312	178,312
FDIC indemnification asset	83,591	83,591
Accrued interest receivable	5,572	5,572
Financial liabilities:
Deposits	1,067,447	1,075,303
Borrowings	41,124	41,676
Accrued interest payable	5,670	5,670

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

	September 30, 2009
(dollars in thousands)	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$29,298	$29,315
Securities available for sale	171,184	171,184
Securities held to maturity	121,023	124,883
Equity securities	8,355	8,355
Loans, non covered, net	553,241	546,242
Loans covered by FDIC shared-loss agreement	166,085	166,085
FDIC indemnification asset	83,909	83,909
Accrued interest receivable	5,401	5,401

Financial liabilities:
Deposits	1,027,529	1,033,024
Borrowings	41,155	46,035
Accrued interest payable	3,159	3,159

Management’s Discussion and Analysis

Asset Quality

18.	We note that you disclose nonperforming asset information for assets covered by the FDIC loss sharing agreement beginning on page 35 of your Form 10-Q for the period ended March 31, 2010. However, we were unable to locate similar disclosures in Appendixes B, C and D of your response. Please further revise these Appendixes to disclose this information for each period end.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company will amend each of its Quarterly Reports on Form 10-Q during 2009 to disclose nonperforming asset information for assets covered by the FDIC shared-loss agreements. The relevant disclosure will thus be as follows:

As of January 1, 2009, there were no covered loans. Covered assets that would normally be considered non-performing except for the accounting requirements regarding purchased impaired loans and other real estate owned covered by the FDIC shared-loss agreements at March 31, 2009, June 30, 2009 and September 30, 2009 are as follows:

(dollars in thousands)	March 31, 2009
Nonaccrual covered loans(1)	$47,658
Fair value adjustment	(25,251)

Nonaccrual covered loans at fair value	22,407
Other real estate owned (OREO) - covered	12,267

Total nonperforming covered assets	$34,674

(dollars in thousands)	June 30, 2009
Nonaccrual covered loans(1)	$64,419
Fair value adjustment	(33,498)

Nonaccrual covered loans at fair value	30,921
Other real estate owned (OREO) - covered	12,521

Total nonperforming covered assets	$43,442

(dollars in thousands)	September 30, 2009
Nonaccrual covered loans(1)	$66,020
Fair value adjustment	(32,872)

Nonaccrual covered loans at fair value	33,148
Other real estate owned (OREO) - covered	11,105

Total nonperforming covered assets	$44,253

(1) Amount is based on contractual book value.

Appendix C- Form 10-Q/A for the Quarter Ended June 30, 2009

Unaudited Consolidated Statements of Operations, page 5

19.	We note your basic and diluted earnings per share for the three months ended June 30, 2009 presented on the face of your consolidated statements of operations were ($1.10). However, in Note 13 on page 27, you disclose basic and diluted earnings per share of ($1.08). Please revise to reconcile the difference in your basic and diluted earnings per share disclosures.

Michael Clampitt, Esq.

Division of Corporation Finance

September 24, 2010

Response: The Company acknowledges that the correct amount is ($1.10). The Company will revise Appendix C accordingly.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 417-7373 or joakey@essexbank.com if you have any questions or need additional information.

Sincerely yours,

John M. Oakey, III
General Counsel and Secretary